Exhibit 4.13

HUMBOLDT COUNTY, NEVADA FEES $17.00 MARTIN HAMMOND, RECORDER, NEVADAGEOTHERMAL POWER INC.	11:07:48AM 02/26/2004	#2004-889 1 OF 4

APN: n/a
RECORDING REQUESTED BY	Pumpernickel
AND TO BE RETURNED TO:	Valley
Nevada Geothermal Power Inc.
Suite 900, 409 Granville St.
Vancouver BC Canada V6C 1T2

MEMORANDUM OF GEOTHERMAL LEASE AND AGREEMENT

THIS MEMORANDUM OF GEOTHERMAL LEASE AND AGREEMENT (“Memorandum Agreement”) is made and entered into effective as of the 13th day of February, 2004, by and between NEWMONT USA LIMITED, a Delaware corporation, d/b/a NEWMONT MINING CORPORATION, (“Lessor”), and NEVADA GEOTHERMAL POWER INC., a British Columbia corporation, (“Lessee”).

WITNESSETH:

For valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Lessor and Lessee agree as follows:

1.

This Memorandum Agreement is entered into pursuant to and is supplemented by that certain Geothermal Lease and Agreement (the “Lease”) by and between Lessor and Lessee by which Lessor has granted, demised, leased and let unto Lessee, the geothermal rights beneath the lands (which are hereinafter collectively referred to as the “Lands”) situated in Humboldt County, Nevada, and described in Exhibit “A” attached hereto and incorporated herein, containing approximately 3,150.85 acres of land, more or less, together with all right, title and interest of Lessor thereon.

2.

In the Lease, Lessor grants to Lessee the sole and exclusive right to explore for, drill for, produce, extract, take and remove from the Lands (i) all products of geothermal processes, embracing indigenous steam, hot water and hot brines; (ii) steam and other gases, hot water and hot brines resulting from water, gas, or other fluids artificially introduced into subsurface formations; (iii) heat or other associated energy found beneath the surface of the earth; (iv) water from geopressured zones, and (v) by-products of any of the foregoing such as minerals (exclusive of oil or hydrocarbon gas that can be separately produced) which are found in solution or associated with or derived from any of the forgoing (each collectively referred to as "Substances").

3.

The primary term of the Lease is ten (10) years and for so long thereafter as any of the Substances shall be produced in commercial quantities from any of the Lands for utilization in an electric power generating plant. The Lease provides for the extensions of the Primary Term under

12.

The United States patented the W½  of Section 3, T33N,R40E, to Hugh A. Tipton, May 8, 1990, by Patent No. 27-90-0051, subject to the previous mineral reservation recited in the deed of September 25, 1957, from Curtiss-Wright to the United States.

This is brief but covers the essential conveyances. We consider that these mineral reservations give Newmont, and therefore our lessees, the right of entry to these lands without the necessity of obtaining separate surface access easements, rights-of-way or rights of entry, whether the surface rights are owned privately or by BLM.